SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

August 18, 2022

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips to convene Extraordinary General Meeting of Shareholders to appoint Roy Jakobs as new President and Chief Executive Officer”, dated August 18, 2022.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on August 18, 2022.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

August 18, 2022

Philips to convene Extraordinary General Meeting of Shareholders to appoint Roy Jakobs as new President and Chief Executive Officer

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today convenes an Extraordinary General Meeting of Shareholders (EGM) and publishes the agenda with explanatory note. The sole purpose of the EGM is to appoint Roy Jakobs as the company’s President and Chief Executive Officer, effective October 15, 2022, as successor to Frans van Houten.

The EGM will be held at the Hotel Okura Amsterdam (Ferdinand Bolstraat 333, Amsterdam) on Friday, September 30, 2022, beginning at 09:30 am CET. The agenda with explanatory note and other information relevant for the EGM are available here.

For further information, please contact:

Ben Zwirs
Philips Global Press Office
Tel.: +31 6 1521 3446
E-mail: ben.zwirs@philips.com

Derya Guzel
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: derya.guzel@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and well-being, and enabling better outcomes across the health continuum – from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips generated 2021 sales of EUR 17.2 billion and employs approximately 79,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

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